                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)



                       Interep National Radio Sales, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45866V 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Interep National Radio Sales, Inc. Stock Growth Plan and Trust
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|








                               (Page 1 of 8 Pages)

CUSIP No. 45866V 10 9                    13D                   Page 2 of 8 Pages
          ------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Interep National Radio Sales, Inc. Stock Growth Plan and Trust
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|
3         SEC USE ONLY

4         SOURCE OF FUNDS
                   OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)
                                                                             |_|
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

             NUMBER OF                7        SOLE VOTING POWER
               SHARES                                   -0-
            BENEFICIALLY              8         SHARED VOTING POWER
              OWNED BY                               1,864,465*
                EACH                  9         SOLE DISPOSITIVE POWER
             REPORTING                                -0-
            PERSON WITH               10        SHARED DISPOSITIVE POWER
                                                     1,864,465*

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,864,465*
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                             |_|
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   18%*
14        TYPE OF REPORTING PERSON
                   EP


* See Items 1 and 5(a) of this Statement.

CUSIP No. 45866V 10 9                    13D                   Page 3 of 8 Pages
          ------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Ralph C. Guild
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|
3         SEC USE ONLY

4         SOURCE OF FUNDS
                   Not applicable.
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)
                                                                             |_|
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America

             NUMBER OF                7        SOLE VOTING POWER
               SHARES                                   2,492,853*
            BENEFICIALLY              8         SHARED VOTING POWER
              OWNED BY                                   1,864,465**, ***
                EACH                  9         SOLE DISPOSITIVE POWER
             REPORTING                                   2,492,853*
            PERSON WITH               10        SHARED DISPOSITIVE POWER
                                                         1,864,465**, ***

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,357,318****
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                             |_|
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   42.1%***, ****
14        TYPE OF REPORTING PERSON
                   IN

* Includes 233,094 shares owned by Reporting Person and an aggregate of 2,259,759 shares issuable on currently exercisable stock options held by Reporting Person.

**     Reporting Person disclaims beneficial ownership of these shares.

***    See Items 1 and 5(a) of this Statement.

**** Reporting Person disclaims beneficial ownership of 1,864,465 of these shares.

CUSIP No. 45866V 10 9                    13D                   Page 4 of 8 Pages
          ------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Marc G. Guild
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|
3         SEC USE ONLY

4         SOURCE OF FUNDS
                   Not applicable.
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)
                                                                             |_|
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America

             NUMBER OF                7        SOLE VOTING POWER
               SHARES                                    481,234*
            BENEFICIALLY              8         SHARED VOTING POWER
              OWNED BY                                   1,864,465**, ***
                EACH                  9         SOLE DISPOSITIVE POWER
             REPORTING                                   481,234*
            PERSON WITH               10        SHARED DISPOSITIVE POWER
                                                         1,864,465**, ***

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,345,699****
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                             |_|
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   22.7%***, ****
14        TYPE OF REPORTING PERSON
                   IN

* Includes 63,314 shares owned by Reporting Person and an aggregate of 417,920 shares issuable on currently exercisable stock options held by Reporting Person.

**     Reporting person disclaims beneficial ownership of these shares.

***    See Items 1 and 5(a) of this Statement.

**** Reporting Person disclaims beneficial ownership of 1,864,465 of these shares.

CUSIP No. 45866V 10 9                    13D                   Page 5 of 8 Pages
          ------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Leslie D. Goldberg
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |X|
3         SEC USE ONLY

4         SOURCE OF FUNDS
                   Not applicable.
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)
                                                                             |_|
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America

             NUMBER OF                7        SOLE VOTING POWER
               SHARES                                   -0-
            BENEFICIALLY              8        SHARED VOTING POWER
              OWNED BY                                  1,864,465*, **
                EACH                  9        SOLE DISPOSITIVE POWER
             REPORTING                                  -0-
            PERSON WITH               10       SHARED DISPOSITIVE POWER
                                                        1,864,465*, **

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,864,465**
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                             |_|
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   18%*, **
14        TYPE OF REPORTING PERSON
                   IN

* Reporting person disclaims beneficial ownership of these shares.

** See Items 1 and 5(a) of this Statement.

                  The Schedule 13D of the Interep National Radio Sales, Inc. Stock Growth Plan and Trust, filed with the Securities and Exchange Commission on December 29, 1999, is amended as follows:

                  1.       By amending and restating Item 3 as follows:

                  The Stock Growth Plan acquired the shares of Class A Common Stock referred to in Item 5(c) below with funds contributed by its participants.

                  2.       By amending and restating Item 4 as follows:

                  On March 15, 2000, the trustees of the Stock Growth Plan announced that they had authorized the Stock Growth Plan to acquire up to 200,000 shares of Class A Common Stock in open market transactions from time to time. The program will be implemented at the Stock Growth Plan's discretion, and the timing and volume of purchases and the total number of shares actually purchased will depend on market conditions. Since that date, the Stock Growth Plan has acquired 55,500 shares of Class A Common Stock pursuant to such purchase program.

                  Apart from such purchase program, the Trustees currently have no plan or proposal which relates to or would result in any of the matters listed in the instructions for Item 4 of Schedule 13D, except that, from time to time, the Stock Growth Plan may make distributions to terminated employees of amounts in their Stock Growth Plan accounts in either cash or shares of Class A Common Stock. In addition, the Stock Growth Plan may, from time to time after June 14, 2000, dispose of Class A Common Stock in the open market depending on price and market conditions and other factors.

                  3. By amending and restating Items 5(a), (b) and (c) as follows:

                  (a) As of the date of this Statement, the Stock Growth Plan beneficially owns (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934) an aggregate of (i) 55,500 shares of Class A Common Stock and (ii) 1,808,965 shares of Class B Common Stock which are convertible into the same number of shares of Class A Common Stock. This amount represents 18% of the total outstanding shares of Class A Common Stock and Class B Common Stock combined, and 38.4% of the combined votes of the outstanding shares of Class A Common Stock and Class B Common Stock.

                  The Stock Growth Plan holds the shares of Class A Common Stock and Class B Common Stock for the benefit of its participants. In most cases, the Trustees are authorized to vote the shares held by the Stock Growth Plan as they see fit in the exercise of their fiduciary duties to the Stock Growth Plan participants. With respect to certain matters, such as a merger or recapitalization, applicable law requires that the Trustees take direction from the Stock Growth Plan participants as to how the shares will be voted.


                               (Page 6 of 8 Pages)

                  Ralph Guild owns 233,094 shares of Class B Common Stock and currently exercisable options to acquire an aggregate of 2,2559,759 shares, at exercise prices ranging from $1.56 per share to $4.20 per share. Marc Guild owns 63,314 shares of Class B Common Stock and currently exercisable options to acquire an aggregate of 417,920 shares, at exercise prices ranging from $2.77 per share to $4.02 per share.

                  (b) The Trustees have shared voting power over the shares referred to in Item 5(a), as they direct the voting on all matters except those in which they are required to seek direction from the Stock Growth Plan participants as referred to above. Disposition of such shares is determined according to the terms of the Stock Growth Plan at the election of the Trustees. The Trustees act by majority vote. Notwithstanding the foregoing, the Trustees disclaim beneficial ownership over the 55,500 shares of Class A Common Stock and 1,808,965 shares of Class B Common Stock held by the Stock Growth Plan.

                  (c) The Stock Growth Plan purchased an aggregate of 55,500 shares of Class A Common Stock in open market broker transactions, as follows:
(i) 3,500 shares for approximately $9.16 per share on March 15, 2000, (ii) 11,000 shares for approximately $8.88 per share on March 16, 2000, (iii) 11,000 shares for approximately $8.06 per share on March 17, 2000, (iv) 10,000 shares for approximately $8.13 per share on March 22, 2000, (v) 10,000 shares for $7.25 per share on March 23, 2000 and (vi) 10,000 shares for approximately $6.49 per share on March 31, 2000.



                               (Page 7 of 8 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2000                       INTEREP NATIONAL RADIO SALES, INC.
                                            STOCK GROWTH PLAN AND TRUST


                                            By: /s/ Ralph C. Guild
                                               ------------------------
                                                  Ralph C. Guild
                                                  Trustee


                                            By: /s/ Marc G. Guild
                                               ------------------------
                                                  Marc G. Guild
                                                  Trustee


                                            By: /s/ Leslie D. Goldberg
                                               ------------------------
                                                  Leslie D. Goldberg
                                                  Trustee


                               (Page 8 of 8 Pages)